April 14, 2015

VIA EDGAR AND FEDERAL EXPRESS
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F St. NE
Washington, D.C. 20549

Re:    Fidelity & Guaranty Life
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 19, 2014 and Amended December 12, 2014
File No. 1-36227

Dear Mr. Rosenberg:
On behalf of Fidelity & Guaranty Life (the “Company”), I am writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 1, 2015. Our responses follow the questions included in your letter and are presented below in boldface type.

We have filed this letter with the Commission via EDGAR today. A copy of this letter is also being provided to you via Federal Express for your convenience.

Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies and Practices
Benefits and Other Changes In Policy Reserves, page F-10

1.
We acknowledge your response to prior comment 3. The disclosures you refer to on pages 9 and 52 of your Form 10-K relate specifically to fixed rate annuities and represent only about 19% of your contractholder funds liabilities at September 30, 2014. As your disclosure referred to in our original comment specifically includes FIA and IUL liabilities, please tell us why your disclosures should not be expanded to include the average crediting rate and/or concentrations of crediting rates for these products as well.

We agree that consistent disclosures for all product lines would be beneficial to our investors. As it relates to our FIA and IUL liabilities, we disclosed the average crediting rates on our FIA policies by strategy on page 66 of our MD&A however we did not include this information for our IUL policies as this line of business represented less than 3% of our contractholder funds liabilities at September 30, 2014. Accordingly, we believe the average crediting rate and/or concentrations of crediting rates for IUL was not material to the readers of our financial statements. We also did not include the concentration of crediting rates for either of these product lines. In future filings, we will include this information in addition to the disclosures we already provide for our fixed rate annuities. Furthermore, we will also aggregate this information for each of these product lines within the Description of Business section of our 10-K so that it is centrally located for readers of our financial statements.

If you rely in part on the fact that you hedge your FIA obligations to not disclose average and/or concentrations of crediting rates, explain to us why this is appropriate given that it appears your gross exposure and your exposure net of reinsurance on FIA contractholder funds appears to be reasonably consistent with that of your fixed rate annuities when considering the $7.6 billion notional amount of your call options as disclosed in Note 5 on page F-25.
We did not rely on the fact that we hedge our FIA obligations when determining what disclosures to include.

Note 18: Insurance Subsidiary Financial Information and Regulatory Matters, page F-54

2.
We acknowledge your response to prior comment 4. Regarding your intent to “include only the most current and prior calendar year-end audited statutory financial information,” please represent to us that “most current and prior” will encompass three years for statutory net income (loss) information. Further, please represent to us that you will remove all references to “(unaudited)” in the tables and narrative disclosures throughout notes 15 and 18 of audited financial statement in future filings.

In future Forms 10-K we will include the three most recent calendar year-end periods of statutory net income (loss) information. We will remove all references to “(unaudited)” in the tables and narrative disclosures throughout notes 15 and 18 of audited financial statements in future filings.

If you require any additional information or have any questions, please call me at (410) 895‑0223 or Joseph T. Kinning of Briggs and Morgan, P.A., our outside counsel, at (612) 977‑8400.

Sincerely,

/s/ Dennis R. Vigneau
Executive Vice President and Chief Financial Officer